
07001228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaFise Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Blvd., Suite 3750
(No. and Street)

Miami Florida 33131
(City) (State) (Zip Code)

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Indra Desir Ables (305) 374-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125, Miami Florida 33144
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Indra Desir Ables, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaFise Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Certain Officers and/or Directorsof Lafise Securities maintain a proprietary interest in the following customer accounts:

Bancentro, Latin American Financial Services

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT "A"

LAFISE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash in Banks	$ 6,523	
Cash Deposit With Clearing Organizations	37,426	
Commission Receivable	30,266	
Prepaid Expenses and Other Assets	1,279	
Total Current Assets		$ 75,494
PROPERTY AND EQUIPMENT, At Cost Net of Accumulated Depreciation of $6,884		5,961
TOTAL ASSETS		$ 81,455

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accounts Payable	$ 8,399	
Accrued Expenses	12,387	
Total Current Liabilities		$ 20,786
COMMITMENTS AND CONTINGENCIES		
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		120,000
STOCKHOLDERS' EQUITY (DEFICIT)		
Common Stock - $1 Par Value; Authorized - 5,000,000 Shares; Issued and Outstanding - 177,778 Shares	$ 177,778	
Additional Paid-In Capital	154,222	
Retained Earnings (Deficit)	(391,331)	
Total Stockholders' Equity (Deficit)		(59,331)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		$ 81,455

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

LAFISE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		$ 73,832
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 190,444	
Clearance, Quotation, and Communication Costs	10,121	
Occupancy and Other Rentals	18,907	
Taxes, Other than Income Taxes	150	
Other Operating Expenses	44,491	
Total Operating Expenses		264,113
(LOSS) FROM OPERATIONS		$ (190,281)
INTEREST EXPENSE		1,425
(LOSS) BEFORE INCOME TAXES		$ (191,706)
FEDERAL AND STATE INCOME TAX (PROVISION)		-
NET (LOSS)		$ (191,706)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

LAFISE SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-in	Retained Earnings
	Shares	Amount	Capital	(Deficit)
Balance - January 1, 2006	127,778	$ 127,778	$ 104,222	$ (199,625)
Capital Contribution from Stockholder	-	-	50,000	-
Net (Loss) for the Period	-	-	-	(191,706)
Balance - December 31, 2006	127,778	$ 127,778	$ 154,222	$ (391,331)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

LAFISE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES		
Net (Loss)	$ (191,706)	
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation	3,859	
Changes in Operating Assets and Liabilities:		
(Increase) in Commission Receivable	(30,036)	
(Increase) in Cash Deposit With Clearing Organization	(11,377)	
Decrease in Prepaid Expenses and Other Assets	311	
Increase in Accounts Payable and Accrued Expenses	14,711	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (214,238)
INVESTING ACTIVITIES		
Purchase of Property and Equipment	$ (1,494)	
NET CASH (USED IN) INVESTING ACTIVITIES		(1,494)
FINANCING ACTIVITIES		
Capital Contribution from Stockholder	$ 50,000	
Proceeds from Liability Subordinated to Claims of Creditors	120,000	
NET CASH PROVIDED BY FINANCING ACTIVITIES		170,000
(DECREASE) IN CASH		$ (45,732)
CASH AT BEGINNING OF YEAR		52,255
CASH AT END OF YEAR		$ 6,523
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On November 12, 2004, the Company amended its articles of incorporation to increase the number of authorized shares of its capital stock to 5,000,000 from 1,000,000.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis, however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

The Company does not own any restricted or investment securities at December 31, 2006.

Depreciation - Depreciation is provided on an accelerated basis using estimated lives of five years.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2006, the Company had "Net Capital" of $54,105 which was in excess of its minimum requirement by $49,105.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an agreement with an affiliated entity commencing November 1, 2001, and updated October 11, 2006 for the rental of office space and common areas at a monthly rental of $1,500. This agreement can be terminated by either party with three months notice.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2006 is as follows:

Commissions	$	71,817
Interest and Other		2,015
	$	73,832

NOTE 5 - CASH DEPOSIT WITH CLEARING ORGANIZATION

The cash deposit with the clearing organizations represents funds in a restricted reserve account which cannot be removed without the permission of the clearing organizations.

NOTE 6 - AGREEMENT WITH CLEARING ORGANIZATION

In March 2006, the Company entered into a fully disclosed clearing agreement with North American Clearing, Inc. This agreement is for a five year period, but can be terminated after the five years with ninety days written notice by either the Company or the clearing agent. The agreement will automatically renew for one year periods, after the original five years are over. The Company intends to end its clearing arrangement with Raymond James & Associates,Inc. during the year 2007.

NOTE 7 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Deferred tax assets:	
Net operating losses	$ 131,000
Timing differences	-
	$ 131,000
Less: Valuation allowance	131,000
	$ -

At December 31, 2006, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2006. The Company has available at December 31, 2006, approximately $ 387,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2026.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On March 14, 2006, the Company borrowed $ 120,000 from one of its directors and stockholders under an approved subordinated loan agreement. This subordinated loan bears interest at one and one-half (1.5) percent per annum and is due on on April 30, 2009. This subordinated loan agreement was approved by the National Association of Securities Dealers (NASD) effective April 18, 2006. The Company and the lender have agreed to have all eligible accrued interest payable on this loan to be considered as additional subordinated capital for purposes of computing net capital.

SCHEDULE 1

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

NET CAPITAL		
Total Stockholders' Equity (Deficit)		$ (59,331)
Add: Liabilities Subordinated to Claims of General Creditors, Including Accrued Interest of $ 1,425		121,425
Total Capital and Allowable Subordinated Loans		$ 62,094
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 5,961	
2. Prepaid Expenses and Other Assets	1,279	7,240
Net Capital Before Haircuts on Security Positions		$ 54,854
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Exempted Securities	$ -	
2. Debt Securities	-	
3. Options	-	
4. Contractural Security Commitments	749	749
Net Capital		$ 54,105

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:		
Accounts Payable	$ 8,399	
Accrued Expenses	12,387	
Total Aggregate Indebtedness		$ 20,786

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 1,386
Minimum Net Capital Requirement	$ 5,000
Excess Net Capital	$ 49,105
Excess Net Capital at 1,000 Percent	52,026
Percentage of Aggregate Indebtedness to Net Capital	38.4%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net Capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 52,855
Audit Adjustment to Reduce Overaccrual for Audit Fee	1,250
Audit Adjustment to Accrue for Interest on Subordinated Loan	(1,425)
Add Back Accrued Interest on Subordinated Loan	1,425
Net Capital Per Above	$ 54,105

SCHEDULE 2

LAFISE SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, Beginning of Year	$ -
Additions	120,000
Decreases	-
Balance, End of Year	$ 120,000

SCHEDULE 3

LAFISE SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. As of December 31, 2006, the Company had two clearing firms, Raymond James & Associates, Inc. and North American Clearing, Inc.



ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

ERIC LEVY, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Lafise Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Lafise Securities Corporation (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with United States generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

Miami, Florida

February 13, 2007



ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
ERIC LEVY, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 13, 2007

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Lafise Securities Corporation

We have audited the accompanying statement of financial condition of Lafise Securities Corporation as of December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lafise Securities Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

END

70 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
305 554 1560 FAX 305 553 0115